Exhibit 99.1



Internet Gold - Golden Lines Ltd. Announces Shareholder Approval of Amendments to Its Articles of Association

Press Release
Source: Internet Gold - Golden Lines Ltd.
On Wednesday March 17, 2010, 3:45 am EDT

PETACH TIKAVA, Israel--(BUSINESS WIRE)--Internet Gold - Golden Lines Ltd. (Nasdaq: IGLD - News) (the "Company"), a member of the Eurocom Group, announced today that on March 16, 2010, at an extraordinary meeting, the Company's shareholders approved certain amendments to its Articles of Association to comply with the regulatory framework to which it will be subject following the acquisition by its 75.3%-owned subsidiary, 012 Smile.Communications Ltd., of the controlling interest in Bezeq - The Israel Telecommunication Corp., Israel's largest telecommunications provider (TASE: BZEQ).

The Company also announced that on March 16, 2010, at an extraordinary meeting of 012 Smile, shareholders approved, by a special majority, a proposed private offering of up to NIS 400 million of 012 Smile's ordinary shares in Israel in which the Company will participate. 012 Smile expects to determine the terms of the private placement and complete the solicitation of offers for the private placement from third party institutional investors by the end of this week. 012 Smile also reported that its shareholders approved the name change of the company to "Bcommunications Ltd." and the name change became effective on that date upon the approval of the Israeli Registrar of Companies. In addition, 012 Smile reported that its shareholders approved certain amendments to its Articles of Association to comply with the regulatory framework to which it will be subject following its acquisition of the controlling interest in Bezeq.

About Internet Gold
-------------------

In October 2009, Internet Gold announced that its subsidiary,
012 Smile.Communications, today known as Bcommunications Ltd. (Nasdaq:
BCOM - News), had signed a definitive agreement to purchase the controlling interest (approximately 30.66%) in Bezeq, The Israel Telecommunication Corp., Israel's largest telecommunications provider (TASE: BZEQ). For further information, please visit our website: http://www.Igld.com.

Forward-Looking Statements
--------------------------

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include risks associated with the pending acquisition of the controlling interest in Bezeq The Israel Telecommunication Corp. and other risks detailed from time to time in 012 Smile.Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:

for Internet Gold - Golden Lines Ltd.
Idit Azulay
+972-72-2003848
i.azulay@smile.net.il
or
Investor relations contact:
Mor Dagan - Investor Relations
+972-3-516-7620
mor@km-ir.co.il